Exhibit 99.1

Claude Announces 2013 Annual Production

Trading Symbols
TSX - CRJ
OTCQB - CLGRF

SASKATOON, Jan. 29, 2014 /CNW/ - Claude Resources Inc. ("Claude" and or the "Company") (TSX: CRJ; OTCQB: CLGRF) today announced fourth quarter and full year 2013 gold production results and highlights. All dollar figures are in Canadian dollars.

Full year 2013 gold sales were 44,823 ounces at an average gold price of approximately $1,423 per ounce from its Seabee Gold Operation in Saskatchewan, Canada. In 2013, the Seabee Gold Operation achieved record mill throughput of 280,054 tonnes at a head grade of 5.11 grams per tonne with an average mill recovery of 95.25 percent to produce approximately 43,850 ounces.

During the fourth quarter, gold sales were 13,209 at an average price of $1,325. Production in the quarter was 12,789 ounces of gold at a head grade of 5.60 grams per tonne. Further operating and financial results will be announced in March of 2014.

2013 Highlights:

•	Achieved record mine production of 286,145 tonnes with a 10 percent reduction in mine site personnel;
•	Record mill throughput of 280,054 tonnes at a head grade of 5.11 grams per tonne;
•	Gold production of 43,850;
•	Gold sales of 44,823 at an average gold price of $1,423;
•	Increased mineral reserves by 78 percent or 243,000 ounces of gold from the Santoy Gap;
•	Decreased overall corporate expenditures by approximately 20 percent;
•	Exceeded safety and environment targets and set Company records;
•	Continued development and drilling on the Santoy Gap deposit;
•	Initiated new mining method in the L62 zone to reduce dilution rates, development requirements and total all in costs; and
•	Completed major shaft extension from 550 metres to 980 metres.

Neil McMillan, President and CEO, stated, "We made significant progress in 2013 at the Seabee Gold Operation. I am proud to say that we exceeded our safety and environment targets; successfully completed several upgrades including the completion of the shaft extension project; mining and development crews were well below budgeted expenditures and the Company decreased its overall corporate costs substantially. We are not satisfied with our gold production which was below budget in large part due to lower than anticipated grades from the Seabee Mine. The Company has and continues to make efforts to improve mining grade and lower dilution rates one of which is a change in the mining techniques at the Seabee Mine. In 2014, the Company will continue to focus on more efficient operations and increasing margins while advancing the Santoy Gap towards production."

2014 Outlook

At the Seabee Gold Operation in 2014, the Company plans to produce between 47,000 and 51,000 ounces of gold from the Seabee Mine and the Santoy Mine Complex, an increase of approximately 10 percent from 2013. Unit cash cost are expected to be $850 to $950 per ounce. Based on current gold prices, the Company will focus on increasing margins and lowering capital expenditures without impacting the advancement of the Santoy Gap deposit. Overall, company expenditures are budgeted to be significantly less than previous years with lower capital costs, development costs, exploration expenditures and corporate general and administration costs.

Claude Resources Inc. is a publicly traded gold exploration and mining company based in Saskatoon, Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX: CRJ) and the OTCQB (OTCQB: CLGRF). Its asset base is located entirely in Canada and since 1991, Claude has produced over 1,000,000 ounces of gold from its Seabee Gold Operation in northeastern Saskatchewan. The Company also owns 100 percent of the Amisk Gold Project in northeastern Saskatchewan.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

All statements, other than statements of historical fact, contained or incorporated by reference in this news release and  constitute "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (referred to herein as "forward-looking statements").  Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate" or "believes", or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results, "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

All forward-looking statements are based on various assumptions, including, without limitation, the expectations and beliefs of management, the assumed long-term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour, and that the political environment within Canada will continue to support the development of mining projects in Canada.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Claude to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:  actual results of current exploration activities; environmental risks; future prices of gold; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour issues and other risks of the mining industry; delays in obtaining government approvals or financing or in the completion of development or construction activities; and other risks and uncertainties, including but not limited to those discussed in the section entitled "Business Risk" in the Company's Annual Information Form.  These risks and uncertainties are not, and should not be construed as being, exhaustive.

Although Claude has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements in this news release are made as of the date of this news release and accordingly, are subject to change after such date.  Except as otherwise indicated by Claude, these statements do not reflect the potential impact of any non-recurring or other special items that may occur after the date hereof.  Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment.

Claude does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

SOURCE: Claude Resources Inc.

%CIK: 0001173924

For further information:

Peter Longo, Vice President, Operations
Phone: (306) 668-7505

or

Marc Lepage, Manager, Investor Relations
Phone: (306) 668-7505
Email: ir@clauderesources.com
Website: www.clauderesources.com

CO: Claude Resources Inc.

CNW 18:24e 29-JAN-14